Charlton Aria Acquisition Corporation

October 23, 2024

Pearlyne Paulemon

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Charlton Aria Acquisition Corporation
Amendment No. 2 to Registration Statement on Form S-1
Submitted October 23, 2024
File No. 333-282313

Dear Pearlyne Paulemon:

We hereby provide a response to the oral comment issued on October 23, 2024 regarding the Company’s Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”).

Comment: Please tell us by correspondence the source to pay the monthly cash compensation to your CEO and CFO and the consideration that such compensation is not included in the use of the proceed table on page 77, and whether such compensation has a dilution impact on public shareholders in the offering.

Response:	In response to the Staff’s comment, we respectfully advise the Staff that pursuant to the offer letter with our CEO dated June 14, 2024, Mr. Garner shall receive a monthly cash compensation of $7,500 commencing on June 14, 2024; and pursuant to the offer letter with our CFO, Ms. Ma shall receive a monthly cash compensation of $5,000 commencing on May 25, 2024. Prior to the offering, we paid them through the loan under the promissory note we issued to the Sponsor and we intend to continue paying them through the working capital we will obtain from the use of the proceeds of the offering. As a result, we will allocate cash compensations from their respective commencement date until the anniversary of 18 months from the closing of this offering when we must complete our business combination. We also received final quote with regards to our D&O insurance, as a result, we will update the use of proceeds table accordingly in our final prospectus as followings assuming the closing of the offering on October 25, 2024. In addition, given that the compensation would be paid out in cash, there is no dilution impact on public shareholders in the offering.

USE OF PROCEEDS

We are offering 7,500,000 units at an offering price of $10.00 per unit. We estimate that the net proceeds of this offering together with the funds we will receive from the sale of the private units will be used as set forth in the following table.

	Without Over-Allotment Option	Over-Allotment Option Exercised
Gross proceeds
Gross proceeds from units offered to public(1)	$75,000,000	$86,250,000
Gross proceeds from private units offered in the private placement	$2,400,000	$2,568,750
Total gross proceeds	$77,400,000	$88,818,750

Offering expenses(2)
Underwriting commissions (1.5% of gross proceeds from units offered to public)	$1,125,000	$1,293,750
Legal fees and expenses	350,000	350,000
Accounting fees and expenses	55,000	55,000
SEC/FINRA Expenses	26,168	26,168
Reimbursement to underwriters for expenses	125,000	125,000
Nasdaq listing and filing fees	80,000	80,000
Printing and engraving expenses	30,000	30,000
Miscellaneous(3)	8,832	8,832
Total offering expenses (other than underwriting commissions)	$675,000	$675,000
Reimbursement of offering expenses by the underwriter	(187,500)	(215,625)
Proceeds after offering expenses	$75,787,500	$87,065,625
Held in trust account	$75,187,500	$86,465,625
% of public offering size	100.3%	100.3%
Not held in trust account(2)	$600,000	$600,000

The following table shows the use of the approximately $600,000 of net proceeds not held in the trust account(4).

	Amount	% of Total
Legal, accounting, due diligence, travel, and other expenses in connection with any business combination(5)	$40,000	6.7%
Monthly cash compensation to the officers	287,500	47.9%
Legal and accounting fees related to regulatory reporting obligations	100,000	16.7%
Nasdaq continued listing fees	50,000	8.3%
Directors and officers’ liability insurance	110,000	18.3%
Payment for office space, admin and support	12,500	2.1%
Total	$600,000	100.0%
____________
(1)	Includes amounts payable to public shareholders who properly redeem their shares in connection with our successful completion of our initial business combination.
(2)	A portion of the offering expenses will be paid from the proceeds of loans from our sponsor of up to $3,000,000 as described in this prospectus. As of June 14, 2024, the Company drew $123,572 against the promissory note. These loans will be repaid upon completion of this offering out of the $600,000 of offering proceeds that has been allocated for the payment of offering expenses (other than underwriting commissions) and amounts not to be held in the trust account. In the event that offering expenses are less than as set forth in this table, any such amounts will be used for post-closing working capital expenses. In the event that the offering expenses are more than as set forth in this table, we may fund such excess with funds not held in the trust account.
(3)	Includes organizational and administrative expenses and may include amounts related to above-listed expenses in the event actual amounts exceed estimates.
(4)	These expenses are estimates only. Our actual expenditures for some or all of these items may differ from the estimates set forth herein. For example, we may incur greater legal and accounting expenses than our current estimates in connection with negotiating and structuring a business combination based upon the level of complexity of such business combination. In the event we identify an acquisition target in a specific industry subject to specific regulations, we may incur additional expenses associated with legal due diligence and the engagement of special legal counsel. In addition, our staffing needs may vary and as a result, we may engage a number of consultants to assist with legal and financial due diligence. We do not anticipate any change in our intended use of proceeds, other than fluctuations among the current categories of allocated expenses, which fluctuations, to the extent they exceed current estimates for any specific category of expenses, would not be available for our expenses.
(5)	Includes estimated amounts that may also be used in connection with our initial business combination to fund a “no shop” provision and commitment fees for financing.
(6)	Pursuant to the offer letter with our CEO dated June 14, 2024, Mr. Garner shall receive a monthly cash compensation of $7,500 commencing on June 14, 2024; and pursuant to the offer letter dated May 25, 2024 with our CFO, Ms. Ma shall receive a monthly cash compensation of $5,000 commencing on May 25, 2024. Prior to the offering, we paid them through the loan under the promissory note we issued to the Sponsor and we intend to continue paying them through the working capital we will obtain from the use of the proceeds of the offering. As a result, we allocate cash compensations from their respective commencement date until the anniversary of 18 months from the closing of this offering when we must complete our business combination.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel Arila E. Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ Robert W. Garner
Robert W. Garner, CEO

cc:	Arila E. Zhou, Esq.
Robinson & Cole LLP